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                      November 21, 2022

       Jeffrey Tarr
       Chief Executive Officer
       Skillsoft Corp.
       300 Innovative Way, Suite 201
       Nashua, New Hampshire 03062

                                                        Re: Skillsoft Corp.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2022
                                                            File No. 001-38960

       Dear Jeffrey Tarr:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Technology